06050391

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006

SEC FILE NUMBER
8- 50146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D M Keck & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Lake Drive East, Suite 100
(No. and Street)

Cherry Hill, New Jersey 08002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Seelaus 856-873-5325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woodworth & St. John, L.L.C.
(Name – *if individual, state last, first, middle name*)

704C East Main Street, Moorestown, NJ 08057
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 9/21

OATH OR AFFIRMATION

I, Patricia Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discount MuniBrokers, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL E. TOMMASINO
ID # 2323830
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/11/2010

Notary Public

Signature

Sr. VP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. M. KECK & COMPANY, INC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS				
Cash				251,778
Commissions receivable - clearing broker				79,239
Interest receivable				536
Deferred income taxes				4,855
Loan to employees				16,550
Prepaid expenses				15,465
Prepaid corporation taxes				7,450
Notes receivable - officers				15,000
				390,873
PROPERTY AND EQUIPMENT	*Cost*	*Accumulated Depreciation*	*Net Book Value*	
Office equipment	13,524	13,524	0	
Furniture and fixtures	12,372	12,372	0	
Equipment under capital lease	81,759	69,886	11,873	
Data processing equipment	57,530	57,530	0	
	165,185	153,312		11,873
OTHER ASSETS				
Lease deposits			969	
Security deposit			4,309	5,278
				408,024

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Note payable - line of credit		45,000
Capital lease obligatons		11,563
Accounts payable		69,452
Accrued payroll		20,948
		146,963
NON CURRENT LIABILITIES		
Capital lease obligatons		8,113
STOCKHOLDERS EQUITY		
Common stock (10,000 shares authorized, 2,266 issued and outstanding)	283,870	
Less, treasury stock	(12,500)	
Accumulated deficit	(18,422)	252,948
		408,024

"The Accompanying Notes Are An Integral Part of This Financial Statement"